KENNETH M. CHRISTISON
ATTORNEY AT LAW
51 PARTIDGE DRIVE
NOVATO, CA 94945

TELEPHONE: 	415-898-6829
FACSIMILE:	415-898-7519

November 2, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Topaz Group, Inc.:   File No. 0-27303

Dear Madam or Sir:

On behalf of Topaz Group, Inc. (the "Company"), I hereby request withdrawal of the Form 10 Registration
Statement, File No. 0-27303, which was inadvertently filed
September 9, 1999, under an incorrect CIK number.

Please call me at 415-898-6829 if there are any questions.


Very truly yours,


Kenneth M. Christison
Attorney for Topaz Group, Inc.

ccs:    Topaz Group, Inc.
          John Klopper, Esq. Div of Corp. Finance